Bear Cub Play Cafe is a family-friendly space offering a safe, educational, & enjoyable play area for children aged 0-4 and an on-site cafe.



Our Opportunity

Problem worth solving

Bear Cub Play Cafe will solve the problem of limited options for indoor play areas in Southern Indiana, by providing a safe, fun, and educational environment for young children to play and learn while their parents relax, socialize, or work.

Target market

1. Stay-At-Home Parents/Guardians

2. Work-From-Home Parents/Guardians

3. Weekend Families

4. 1st Time Parents

Our solution

Our solution is to create a family-friendly play cafe that offers a variety of play equipment and hosts different play activities and classes. Our play cafe will provide parents with young children a safe, fun, and educational environment and treats!

Competitors	How our solution is better
Glow Worm Play Cafe	Located in Southern Indiana!
Sky Zone Trampoline	More appropriate for younger children
Gattitown	Geared towards toddlers & babies
Chuck E. Cheese	Higher quality food, better environment

Funding needed

$40K

Used to lease a suitable commercial space, purchase play equipment and furniture, inventory and supplies, marketing, & staffing

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Sales and Marketing

Sales channels

We plan to reach our target market through a combination of social media advertising, local parenting group outreach & networking, email marketing, and hosting events and parties to attract new customers to Bear Cub Play Cafe

Marketing activities

We will build interest through social media advertising, marketing, and event hosting. We will convert prospects through special offers, excellent customer service, and a strong reputation and community involvement. We will utilize a booking website.

Financial Projections

Revenue


Expenses & Costs


Profit


Milestones

 May 31, 2023
Finding a location

 Jun 1, 2023
Renovating the space

 Jul 15, 2023
Hiring staff

 Jul 30, 2023
Preparing for opening day

 Aug 1, 2023
Launch Day!

Team and Key Roles



Cortney Kaczmarek
Co-Owner, President, CEO

Cortney has many years experience in starting, owning and managing the operations of businesses and NGOs around the Nation.



Renny Kaczmarek
Co-Owner, Vice-President

Renny is an experienced, successful small business owner. He is also a Veteran of the US Army and holds a diverse skill set.

Partners and Resources



Accountant & Financial Advisor

We partner with our financial/tax advisor to review important tax & entity information and other relevant aspects of our business venture.



Local Chamber of Commerce

Our local chamber of commerce has been a huge resource for us we are confident that they will remain a valued partner moving forward.